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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
August 25, 2020

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy, Division of Investment Management

Re: VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Hardy:

We are in receipt of your telephonic comments on August 20, 2020 regarding the registration statement on Form N-1A for the Trust with respect to VanEck Vectors Municipal Allocation ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2020. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.  Please provide the staff with specific disclosure changes being made pursuant to these comments.

Response 1. We hereby confirm that we will provide specific disclosure changes being made pursuant to these comments.

PROSPECTUS

Comment 2. Please revise the following disclosure in the “Expense Example” section to clarify that the expense example applies whether a shareholder holds or redeems shares of the Fund: “This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods.” The Staff believes that such disclosure is helpful to shareholders.

Response 2. We respectfully acknowledge your comment; however, we believe the current disclosure is consistent with the requirements of Form N-1A. We will, however, consider this change in connection with the Fund’s next annual update.

Comment 3. Please revise the disclosure related to investments in ETPs under “Summary Information–Principal Investment Strategies” to clarify whether the ETPs will also invest in municipal bonds or be linked to municipal securities. Specifically, please revise the disclosure to clarify that “ETFs” are the underlying affiliated ETFs while “ETPs” are the unaffiliated exchange-traded products including unaffiliated ETFs and CEFs. Please also make corresponding revisions to the Item 9 disclosure.

Response 3. The Trust notes that it has made the following changes to its “Summary Information-Principal Investment Strategies” section and to the Item 9 disclosure.

While the Adviser currently anticipates that the Fund will invest primarily in other VanEck Vectors ETFs, the Fund may also invest in unaffiliated exchange-traded products ("ETPs"), which could include ETFs and closed-end funds, that invest in municipal bonds.

Comment 4. Please revise the following sentence in the “Market Risk” disclosure: “Both the Fund and the ETPs and ETFs in which the Fund may invest are subject to market risk.” [Emphasis added.] Please make corresponding changes throughout the risk disclosure and elsewhere, as appropriate.

Response 4. We respectfully acknowledge your comment; however, we note that this change is not necessary because ETPs are defined as to include ETFs. Specifically, please see the following disclosure included in the Principal Investment Strategies section of the prospectus:

While the Adviser currently anticipates that the Fund will invest primarily in other VanEck Vectors ETFs, the Fund may also invest in unaffiliated exchange-traded products ("ETPs"), which could include ETFs and closed-end funds, that invest in municipal bonds.

Comment 5. The Staff notes that significant market events have occurred as a result of the COVID-19 pandemic. Please update the Fund’s disclosure including “Market Risk,” “Municipal Securities Risk” and “Interest Rate Risk” to clarify how COVID-19 may affect the Fund and its investments or supplementally explain why additional revisions are not required.

Response 5. The Trust notes that it has made the following changes to its “Market Risk,” “Interest Rate Risk” and “Municipal Securities Risk” as follows:

Municipal Securities Risk. Municipal securities are subject to the risk that litigation, legislation or other political events, local business or economic conditions, credit rating downgrades, or the bankruptcy of the issuer could have a significant effect on an issuer’s ability to make payments of principal and/or interest or otherwise affect the value of such securities. Certain municipalities may have difficulty meeting their obligations due to, among other reasons, changes in underlying demographics. Municipal securities can be significantly affected by political changes as well as uncertainties in the municipal market related to government regulation, taxation, legislative changes or the rights of municipal security holders. Because many municipal securities are issued to finance similar projects, especially those relating to education, health care, transportation, utilities and water and sewer, conditions in those sectors can affect the overall municipal market. In addition, changes in the financial condition of an individual municipal insurer can affect the overall municipal market. Municipal securities include general obligation bonds, which are backed by the “full faith and credit” of the issuer, which has the power to tax residents to pay bondholders. Timely payments depend on the issuer’s credit quality, ability to raise tax revenues and ability to maintain an adequate tax base. General obligation bonds generally are not backed by revenues from a specific project or source. Municipal securities also include revenue bonds, which are generally backed by revenue from a specific project or tax. The issuer of a revenue bond makes interest and principal payments from revenues generated from a particular source or facility, such as a tax on particular property or revenues generated from a municipal water or sewer utility or an airport. Revenue bonds generally are not backed by the full faith and credit and general taxing power of the issuer. The market for municipal bonds may be less liquid than for taxable bonds. The value and liquidity of many municipal securities have decreased as a result of the recent financial crisis, which has also adversely affected many municipal securities issuers and may continue to do so. There may be less information available on the financial condition of issuers of municipal securities than for public corporations. Municipal instruments may be susceptible to periods of economic stress, which could affect the market values and marketability of many or all municipal obligations of issuers in a state, U.S. territory, or possession. For example, the COVID-19 pandemic has significantly stressed the financial resources of many municipal issuers, which may impair a municipal issuer’s ability to meet its financial obligations when due and could adversely impact the value of its bonds, which could negatively impact the performance of the Fund.

Interest Rate Risk. Debt securities, such as bonds, are also subject to interest rate risk. Interest rate risk refers to fluctuations in the value of a debt security resulting from changes in the general level of interest rates. When the general level of interest rates goes up, the prices of most debt securities go down. When the general level of interest rates goes down, the prices of most debt securities go up. A low interest rate environment increases the risk associated with rising interest rates, including the potential for periods of volatility and increased redemptions. In addition, debt securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than debt securities with shorter durations. In addition, in response to the COVID-19 pandemic, as with other serious economic disruptions, governmental authorities and regulators are enacting significant fiscal and monetary policy changes, including providing direct capital infusions into companies, creating new monetary programs and lowering interest rates. These actions present heightened risks to debt instruments, and such risks could be even further heightened if these actions are unexpectedly or suddenly reversed or are ineffective in achieving their desired outcomes.

Market Risk. Both the Fund and the ETPs in which the Fund may invest are subject to market risk. The prices of the securities in the Fund or an ETP are subject to the risks associated with investing in the securities market, including general economic conditions, sudden and unpredictable drops in value, exchange trading suspensions and closures and public health risks. These risks may be magnified if certain social, political, economic and other conditions and events (such as natural disasters, epidemics and pandemics, terrorism, conflicts and social unrest) adversely interrupt the global economy; in these and other circumstances, such events or developments might affect companies world-wide. An investment in the Fund or an ETP may lose money.

Comment 6. Please remove “Concentration Risk” in the “Summary Information–Principal Risks of Investing in the Fund” section or explain supplementally why this disclosure is included. The Staff notes that it is not clear whether ETPs are concentrated in a particular industry or group and that the Fund has a fundamental policy not to concentrate its investments.

Response 6. We respectfully acknowledge your comment; however, we believe that the inclusion of Concentration Risk is appropriate as it helps investors understand the risks associated with an ETF that invests in underlying ETPs. We note that this risk factor applies to the underlying ETPs in which the Fund may invest that may concentrate in a particular industry or group of industries.

STATEMENT OF ADDITIONAL INFORMATION

Comment 7. With respect to Fundamental Restriction 7, please add an explanatory note to the disclosure confirming that the portfolio will consider the investment of underlying investment companies when determining compliance with the Fund’s concentration policy.

Response 7. We respectfully acknowledge your comment. As discussed with the Staff, the Trust is not aware of a requirement to consider the concentration policies of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s registration statement.

Comment 8. With respect to Fundamental Restriction 7, please add disclosure that the Fund should look through a “private activity” municipal debt security, whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity, in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policy.

Response 8. We note the Staff’s position concerning private activity municipal debt securities as set forth in Investment Company Act Release No. 9785 (May 31, 1977) and will consider it in our review in connection with the Fund’s next annual update.

PART C

Comment 9. Please file as an exhibit the new Advisory Agreement containing the revised fee structure pursuant to Item 28(h) of Form N-1A.

Response 9. We respectfully acknowledge your comment; the Trust notes that the Form of Investment Management Agreement between the Trust and Van Eck Associates Corporation (with respect to all unitary fee portfolios), was previously filed with the SEC on August 27, 2010.

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If you have any questions, please feel free to contact Brian Roe at (212) 649-8707 or me at (212) 698-3526.
Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai